EXHIBIT 12

PROFESSIONAL VETERINARY PRODUCTS, LTD.

Computation of Ratio of Earnings to Fixed Charges
For the Five Years Ended July 31, 2004
(in thousands, except per share data)

	July 31, 2000	July 31, 2001	July 31, 2002	July 31, 2003	July 31, 2004
	(Restated)	(Restated)

Earnings:

Income before income taxes	$868	$694	$1,748	$4,988	$4,727

Plus interest expense	862	1,006	850	1,075	1,149

Earnings available for fixed charges	$1,730	$1,700	$2,598	$6,063	$5,876

Interest expense	$862	$1,006	$850	$1,075	$1,149

Ratio of earnings to fixed charges	2.01x	1.69x	3.06x	5.64x	5.11x